
December 17, 2020

Gye E. Choi
Chief Executive Officer
Link Group International Inc
3255 Lawrenceville RD P-147
Suwanee, GA 30024

> **Re: Link Group International Inc**
> **Offering Statement on Form 1-A**
> **Filed November 23, 2020**
> **File No. 024-11370**

Dear Mr. Choi:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services